================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              THE HERTZ CORPORATION
                            (Name of Subject Company)


                              THE HERTZ CORPORATION
                        (Name of Person Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    428040109
                      (Cusip Number of Class of Securities)

                                 Harold E. Rolfe
              Senior Vice President, General Counsel and Secretary
                              The Hertz Corporation
                               225 Brae Boulevard
                        Park Ridge, New Jersey 07656-0713
                                 (201) 307-2000
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                    On Behalf of the Person Filing Statement)

                                 WITH A COPY TO:

                           Andrew R. Brownstein, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000


/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

NEWS

Contact:
Ford Motor Company
Media: Todd Nissen
313.594.4410
tnissen@ford.com

Securities Analysts:
Mike Holland
313.323.8221
mholland1@ford.com

Media Information Center
1.800.665.1515 or
1.313.621.0504
media@ford.com

Go to http://media.ford.com
for news releases and
high-resolution photographs.




IMMEDIATE RELEASE

FORD, HERTZ AGREE ON TERMS FOR FORD
TO ACQUIRE HERTZ PUBLIC SHARES

DEARBORN, Mich., & PARK RIDGE, N.J., Jan. 16, 2001 - Ford Motor Company [NYSE:
F] and The Hertz Corporation [NYSE: HRZ] announced today they reached an agreement for Ford to acquire all the publicly-held shares of common stock of Hertz at a price of $35.50 per share.

Ford currently owns about 81.5 percent of the outstanding shares of Hertz, and public shareholders own the remaining 18.5 percent.

"We're pleased to have reached this agreement with the Hertz special committee and board. As we had said, acquiring the minority interest of Hertz reinforces our strategy of becoming the world's leading consumer company for automotive products and services," said Henry Wallace, Ford Group Vice President and Chief Financial Officer.

The $35.50 per share price represents an increase of 18 percent over Ford's original offer of $30 per share made in September 2000. It is also a premium of 46 percent over the pre-offer price of Hertz shares.

The transaction will be structured as a cash tender offer for all of the approximately 20 million outstanding public shares of Hertz. Following completion of the tender offer, Ford will acquire any remaining publicly held shares of Hertz through a merger transaction. The companies expect the closing to occur no later than early second quarter 2001.

J.P. Morgan is advising Ford Motor Company in the transaction, and Lazard is advising the special committee of the Hertz board of directors.

     INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT AND RECOMMENDATION/SOLICITATION STATEMENT REGARDING THE TENDER OFFER REFERRED TO IN THIS PRESS RELEASE WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THESE STATEMENTS WILL BE FILED BY FORD AND HERTZ WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE STATEMENTS (WHEN AVAILABLE) AT WWW.SEC.GOV. THE STATEMENTS AND RELATED MATERIALS MAY BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO FORD'S SHAREHOLDER RELATIONS DEPARTMENT AT 1-800-555-5259 OR HERTZ' INVESTOR RELATIONS DEPARTMENT AT 201-307-2337.

Hertz contact information:
Media Relations: Richard Broome, 201-307-2486, rbroome@hertz.com
Investor Relations: Lauren S. Babus 201-307-2337, lbabus@hertz.com



                                      ####

FOR IMMEDIATE RELEASE                           CONTACT:
                                                Richard Broome
                                                Media Relations: 201-307-2486

                                                Lauren S. Babus
                                                Investor Relations: 201-307-2337


HERTZ REPORTS 4TH QUARTER RESULTS & 7TH CONSECUTIVE YEAR OF RECORD EARNINGS


PARK RIDGE, NJ, JANUARY 16, 2001 --- The Hertz Corporation (NYSE:HRZ) reported record Fourth Quarter 2000 revenue of $1.2 billion, up 3.5%, or about $41 million over the same period in 1999, and a 6.8% increase before the effects of foreign exchange translation. The Company also reported net income for the quarter of $55.6 million or $0.52 per share, diluted, compared with $60.3 million or $0.56 per share for the same period in 1999.

For the full year 2000, the Company reported its seventh consecutive year of record net income, $358 million, a 6.7% increase over 1999, or $3.33 per share, diluted, up from $3.10 in 1999. Revenue for 2000 of $5.1 billion, a 7.6% increase over 1999, was a record for the ninth consecutive year.

Craig R. Koch, President and Chief Executive Officer, said "we are pleased to have achieved another year of record revenues and earnings. However, a weakening economy, continued price competition and inflation in certain key cost areas will adversely impact first half and, consequently, full year 2001 results."

Hertz also announced today, in a separate, joint press release with Ford Motor Company, that a formal agreement had been reached on Ford's proposal to acquire all the shares of Hertz stock it doesn't currently own.

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current expectations, forecasts and assumptions and involve risks and uncertainties, some of which are outside of the Company's control, that could cause actual outcomes and results to differ materially from current expectations. These risks and uncertainties include, among other things, price and product competition, changes in general economic conditions in markets and countries where the Company's customers reside and where the Company and its licensees operate, changes in capital availability or cost, costs and other terms related to the acquisition and disposition of automobiles and equipment, and certain regulatory and environmental matters. These forward-looking statements represent the Company's judgments as of the date of this release. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Headquartered in Park Ridge, NJ, Hertz operates from approximately 6,500 locations in the US and over 140 other countries.

     Investors and security holders are strongly advised to read the tender offer statement and recommendation/solicitation statement regarding the tender offer referred to in this press release when they become available because they will contain important information. These statements will be filed by Ford and Hertz with the Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of the statements (when available) at www.sec.gov. The statements and related materials may be obtained for free by directing such requests to Ford's Shareholder Relations Department at 1-800-279-1237 or Hertz' Investor Relations Department at 201-307-2337.

                              THE HERTZ CORPORATION
                        CONSOLIDATED STATEMENT OF INCOME
                            (In Thousands of Dollars)
                                    Unaudited

                                                                      Three Months                      As % of
                                                                    Ended December 31,               Total Revenue
                                                          ------------------------------         ---------------------

                                                              2000               1999              2000         1999
                                                          ------------       -----------         -------      --------
Revenue                                                     $1,211,230       $1,170,514            100.0%        100.0%

Expenses:
    Direct operating                                           582,098          549,178             48.1%         46.9%
    Depreciation of revenue earning equipment                  328,732          319,184             27.1%         27.3%
    Selling, general and administrative                        109,902          112,274              9.1%          9.6%
    Interest - net                                             107,532           91,148              8.9%          7.8%
                                                          ------------     ------------          ---------      --------
       Total expenses                                        1,128,264        1,071,784             93.2%         91.6%
                                                          ------------     ------------          ---------      --------
Income before income taxes                                      82,966           98,730              6.8%          8.4%
Income taxes                                                    27,352           38,429              2.2%          3.2%
                                                          ------------     ------------          ---------      --------
Net income                                                $     55,614      $    60,301              4.6%          5.2%
                                                          ============     ============          =========      ========
Earnings per share:
    Basic                                                        $0.52            $0.56
    Diluted                                                      $0.52            $0.56
Weighted average number of shares outstanding:
    Basic                                                  107,441,421      107,860,277
    Diluted                                                107,600,423      108,225,547

                                                                      Three Months                      As % of
                                                                    Ended December 31,               Total Revenue
                                                          ------------------------------         ---------------------

                                                              2000               1999              2000           1999
                                                          ------------     ------------          ---------      --------
Revenue                                                     $5,073,518       $4,715,666            100.0%         100.0%
                                                          ------------     ------------          ---------      --------
Expenses:
    Direct operating                                         2,290,594        2,120,688             45.2%          45.0%
    Depreciation of revenue earning equipment                1,336,223        1,240,818             26.3%          26.3%
    Selling, general and administrative                        450,970          452,408              8.9%           9.6%
    Interest - net                                             414,867          341,359              8.2%           7.2%
                                                          ------------     ------------          ---------      --------
       Total expenses                                        4,492,654        4,155,273             88.6%          88.1%
                                                          ------------     ------------          ---------      --------
Income before income taxes                                     580,864          560,393             11.4%          11.9%
Income taxes                                                   222,456          224,392              4.3%           4.8%
                                                          ------------     ------------          ---------      --------
Net income                                                 $   358,408      $   336,001              7.1%           7.1%
                                                          ============     ============          =========      ========
Earnings per share
    Basic                                                        $3.33            $3.11
    Diluted                                                      $3.33            $3.10
Weighted average number of shares outstanding:
    Basic                                                  107,573,184      107,968,511
    Diluted                                                107,743,281      108,558,038

                               BALANCE SHEET DATA
                            (In Thousands of Dollars)
                                    Unaudited

                                                                   December 31,
                                                        -------------------------------
                                                            2000                1999
                                                        -----------         -----------
Revenue earning equipment:
    Cars                                                $ 5,186,235         $ 4,762,344
    Other equipment                                       1,736,281           1,501,434
Total assets                                             10,619,981          10,136,707
Total debt                                                6,675,988           6,602,220
Stockholders' equity                                      1,984,069           1,673,991

Dear Fellow Employees and Franchisees,

The Hertz Board of Directors and Ford Motor Company have formally agreed that Ford will purchase all of the shares of Hertz stock it doesn't currently own at a price of $35.50 per share. Closure of the transaction should occur by early in the Second Quarter. For employees with existing Hertz stock options, Ford is developing a plan for the treatment of those options which we expect to communicate to you by the end of February. For those of you who own Hertz stock outright, communications will be forthcoming as to the procedure for selling your shares to Ford.

This transaction will not have a significant impact on how we run our businesses. While Ford will be our only shareholder, our primary business objective remains unchanged: achieve profitable growth in order to deliver increased shareholder value. In its long history, Hertz has experienced several ownership scenarios, but in the end our brand, quality and people are what makes us a truly great company.

The attached press releases announce the agreement between Hertz and Ford, and our Fourth Quarter and Full Year 2000 earnings. I would characterize our financial performance last year as good, not great. We achieved the Fourth Quarter and Full Year earnings Wall Street recently expected, which is good news given the current economic climate in the U.S. However, the latter part of the year was certainly a challenge with a weaker U.S. economy, competitive pricing in our key businesses and rising inflation in key costs. The used vehicle and equipment markets have also softened.

The economic outlook for 2001 is not as bright at this point - not terrible, just not as buoyant as before. The same factors that slowed our earnings growth late last year will continue to affect us early in 2001. However, we cannot view the environment as an excuse, rather as a competitive opportunity. We've got to be very aggressive about constantly improving our customer service, innovating, managing costs and making each business and location profitable and a place where our customers want to do business time and time again. There are some external factors beyond our control, but there are many more we can control and we must excel in those areas.

Even as the economic news became less positive last year, we continued to make investments to improve service and expand our businesses. The growth of the number of car rental locations worldwide, the expansion of our North American and European equipment rental businesses, the development of our Hertz Claims Management global infrastructure, the expansion and refinement of our car leasing businesses and our heavy investment in technology and facilities are just a few examples of how we are looking ahead, and positioning Hertz for future, long-term success.

However, the overriding key to success is clearly our employees throughout the company - the people who deal with our customers, the people who maintain the vehicles and equipment we rent, lease and sell, and all of those who ensure that we run the businesses efficiently. You should take pride in that and know that your dedication is recognized and sincerely appreciated

Happy New Year to you and your families! It will certainly be a challenging one, but at the same time, one with multitudes of opportunities.



Craig R. Koch


    Investors and security holders are strongly advised to read the tender offer statement and recommendation/solicitation statement regarding the tender offer referred to in this communication when they become available because they will contain important information. These statements will be filed by Ford and Hertz with the Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of the statements (when available) at www.sec.gov. The statements and related materials may be obtained for free by directing such requests to Ford's Shareholder Relations Department at 1-800-1237 or Hertz' Investor Relations Department at 201-307-2337.